SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For The Year Ended December 31, 2008

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For The Transition Period from              to

Commission File Number 00107923

HANDLEMAN COMPANY SALARY

DEFERRAL PLAN

(Full title of the Plan)

HANDLEMAN COMPANY

(Name of issuer of the securities held pursuant to the Plan)

500 Kirts Boulevard

Troy, Michigan 48084

(Address of principal executive offices)

The following financial statements and exhibits are presented pursuant to Section 15(d) of the Securities Exchange Act of 1934:

		Page
(a)	Report of Independent Registered Public Accounting Firm	1

	Financial Statements:

	Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008	3

	Notes to Financial Statements	4 - 9

	Supplemental Schedule:

	Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	10

		Exhibit Number
(b)	1. Consent of Independent Registered Public Accounting Firm with respect to their report on their audit of the financial statements of the Handleman Company Salary Deferral Plan as of and for the year ended December 31, 2008	23.1

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the

Handleman Company Salary Deferral Plan

We have audited the accompanying statements of net assets available for benefits of Handleman Company Salary Deferral Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, Handleman Company, the Plan Sponsor, decided to terminate the Plan effective October 16, 2008. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2007 financial statements to the liquidation basis used in presenting the 2008 financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4, effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Part IV, line 4i-Schedule of Assets (Held at End of Year) – December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Southfield, Michigan

June 29, 2009

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
	(Liquidation Basis)
ASSETS
Investments, at fair value (Note 4):
Handleman Stock Fund	$4,107	$423,218
Mutual funds	1,159,511	28,686,660
Money market funds	123,267	3,198,112
Participant loans	6,183	611,242

Total investments	1,293,068	32,919,232

Receivables:
Employee contributions	0	63,515
Employer contributions	0	873,356

Total receivables	0	936,871

NET ASSETS AVAILABLE FOR BENEFITS	$1,293,068	$33,856,103

The accompanying notes are an integral part of these financial statements.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2008

(Liquidation Basis)

ADDITIONS
Additions to net assets attributed to:
Investment Income (Loss)
Dividend and interest income	$126,986
Net depreciation in fair value of investments (Note 3)	(9,902,092)

Net Investment Loss	(9,775,106)

Contributions:
Employer contributions	703,503
Employee contributions	1,590,317

Total Contributions	2,293,820

Transfers In (Note 1):	2,526,573

Total additions, net of depreciation and fair value of investments	4,947,379

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	27,554,481
Administrative expenses	53,841

Total deductions	27,608,322

Net decrease	(32,563,035)

Net assets available for benefits at beginning of year	33,856,103

Net assets available for benefits at end of year	$1,293,068

The accompanying notes are an integral part of this financial statement.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Handleman Company Salary Deferral Plan (“the Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

A.	General. The Plan is a defined contribution plan which includes salary deferral and employee stock ownership provisions. The Plan covers nearly all employees of Handleman Company (“the Company”) and subsidiaries and affiliates that have adopted the Plan who have two months of service. The Plan generally excludes employees that are covered by collective bargaining agreements, laid off, on leave of absence, on active duty in the armed forces of any nation other than the armed forces of the United States of America, leased employees, or any person whose status as an employee is the result of a judicial or administrative determination. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Board of the Company approved the termination of the Plan effective October 16, 2008.

B.	Contributions. Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In addition, total contributions by highly compensated employees cannot exceed specific percentage limitations of the aggregate contributions of all other employees as set forth in the Internal Revenue Code.

Beginning January 1, 2007, the Company provided for a basic, non-discretionary, matching contribution equal to 100 percent of the first 3 percent of the active participant’s compensation contributed to the Plan and 50 percent of the next 2 percent of the active participant’s compensation contributed to the Plan. Also in 2007, the Company contributed to the Plan on behalf of each active participant a fixed, non-discretionary, contribution percent of his or her compensation for the Plan year known as the retirement account contribution based on the participant’s points, that are composed of the sum of the active participant’s age and years of service on the last day of the Plan year. The Company did not contribute funds in January 2009 related to the retirement account contribution as the contribution became discretionary on April 16, 2008. Contributions were no longer made by the Company or participants after the termination date of October 16, 2008.

C.	Transfers In. Handleman Company acquired Crave Entertainment Group, Inc. (“Crave”) in November 2005. The salary deferral plan for Crave was suspended on December 31, 2007. The balance in this plan of $2,526,573 was transferred into the Handleman Company Salary Deferral Plan in May 2008.

D.	Participant Accounts. Each participant’s account is credited with participant contributions and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administration expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Top Heavy Contributions, if any, shall be allocated to the account of each Participant who is a Non-Key Employee.

Salary Deferral Portion of Plan - Company contributions to the Salary Deferral portion of the Plan are allocated to participants who are eligible as defined by the Plan. There are certain limitations on the amounts which can be allocated.

E.	Vesting. Effective October 16, 2008, all Participants become 100% vested in their Plan accounts.

F.	Participant Loans. Participants may no longer borrow from their account balances effective October 16, 2008. At December 31, 2008, loans to participants were charged interest at rates of 8.25%. Outstanding loans will be required to be repaid upon full termination of the Plan in 2009 or will be deemed distributions. Participant loans as of December 31, 2008 and 2007 were $6,183 and $611,242, respectively.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

Description of Plan, continued

G.	Payment of Benefits. On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly or annual installments over a period that does not exceed the participant’s life expectancy. For termination of service due to other reasons, a participant will be eligible to receive the plan assets allocated to the participant’s account which have vested or an equivalent amount in cash. If a participant dies before receiving benefits, his or her beneficiary will receive a lump-sum distribution equal to the participant’s vested account interest. There were no benefits requested, but not paid by the end of the plan year 2008.

H.	Forfeited Accounts. Non-vested Company matching contributions for terminated participants are forfeited by the participant and are used to reduce future employer matching contributions to the Plan. As of December 31, 2008 and December 31, 2007, forfeited non-vested accounts totaled $33,201 and $22,154, respectively. The remaining forfeited amounts will be used to reduce the Plan expenses from Fidelity.

I.	Plan Expenses. Expenses of the Trustee are charged to participant accounts up to a specific limit per participant account. Expenses above that amount are paid by the Company. Plan expenses paid by the Company were $53,645 for 2008 and $46,380 for 2007.

J.	Plan Termination. The Handleman Company Salary Deferral Plan was terminated on October 16, 2008 due to the Company’s decision to cease operations and liquidate all assets of the Company. The Company notified all participants of this decision to terminate the Plan and instructed them to transfer their account balances accordingly.

2.	Summary of Accounting Policies

A.	Basis of Accounting. As a result of the termination of the Plan, the Plan’s financial statements are prepared using the liquidation basis of accounting for the year ending December 31, 2008. The adoption of the liquidation basis of accounting did not have a material impact on the Plan’s financial statements. The Plan’s financial statements for the year ended December 31, 2007 are prepared using the accrual method of accounting.

B.	Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

C.	Investment Valuation and Income Recognition. The Handleman Stock Fund was transitioned from a unitized stock fund to a real-time traded stock fund, thus eliminating the short-term cash position. The fair value of the Company stock is determined using the closing market price of the stock on the last business day of the Plan’s year. Mutual funds are reflected at estimated fair values or at the fair value as determined by quoted market prices at the year-end date as reported by the Plan’s investment custodian, Fidelity Management Trust Company.

The basis on which cost is determined to compute realized gains or losses from sales of investments, other than the Handleman Stock Fund, is average cost. The basis on which cost is determined for the Handleman Stock Fund is specific identification.

For purposes of determining Company contributions, Company stock received as the Company contribution is valued at the closing price on the day the contribution is made. No Company stock contributions were made in 2008.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

D.	Payment of Benefits. Benefit payments to participants are recorded upon distribution.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

3.	Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2008	2007

Spartan U.S. Equity Index Fund: 4,354 and 89,062 shares in 2008 and 2007, respectively	$138,880	4,622,320

Fidelity Balanced Fund: 10,500 and 258,549 shares in 2008 and 2007, respectively	137,756	5,070,149

Pimco Total Return Adm. Fund: 22,301 and 98,381 shares in 2008 and 2007, respectively	226,127	1,051,698

Fidelity Retirement Money Market Fund: 123,267 and 3,198,112 shares in 2008 and 2007, respectively	123,267	3,198,112

Neuberger Berman Genesis Trust Fund: 4,025 and 72,449 shares, in 2008 and 2007, respectively	125,146	3,570,310

Fidelity Diversified International Fund: 6,520 and 126,121 shares in 2008 and 2007, respectively	140,243	5,032,247

Fidelity ContraFund: 2,960 and 38,071 shares in 2008 and 2007, respectively	133,983	2,783,387

Fidelity Low Price Stock Fund: 3,237 and 31,732 shares in 2008 and 2007, respectively	74,847	1,305,118

During the plan year ended December 31, 2008, the net depreciation in the fair value of investments was comprised of the following:

Handleman Stock Fund	$(133,507)
Mutual Funds	(9,768,585)

Total net depreciation in fair value of investments	$(9,902,092)

4.	Fair Value Measurements

On January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”), which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

Fair Value Measurements, continued

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

•	Level 1 inputs are unadjusted, quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•

Level 2 inputs are observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

The fair value measurement level for assets and liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The methodology used to measure each major category of assets and liabilities is described below.

•	Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end and are classified within Level 1 of the valuation hierarchy.

•	Money Market funds are valued at the net asset value (NAV) of shares held by the Plan at year end and are classified within Level 1 of the valuation hierarchy.

•	Handleman Common Stock is valued at the closing price at year end reported on the active market on which the security is traded and is classified within Level 1 of the valuation hierarchy.

•	Participant Loans are valued at amortized cost, which approximates fair value and are classified within Level 3 of the valuation hierarchy.

The following table presents the fair value of financial instruments as of December 31, 2008 by type of asset and by the SFAS No. 157 valuation hierarchy:

	Fair Value Measurements at December 31, 2008
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$1,159,511	$0	$0	$1,159,511
Money market funds	123,267	0	0	123,267
Handleman common stock	4,107	0	0	4,107
Participant loans	0	0	6,183	6,183

Total assets at fair value	$1,286,885	$0	$6,183	$1,293,068

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

Fair Value Measurements, continued

The table below wets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Year Ended December 31, 2008

Participant Loans
Balance, beginning of year	$611,242
Issuances and settlements (net)	(605,059)

Balance, end of year	$6,183

5.	Non-Participant-Directed Investments

The Handleman Stock Fund is an investment option that contains both participant-directed and non-participant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Handleman Stock Fund is as follows:

	2008	2007
Net assets
Handleman Stock Fund	$4,107	$423,228

	2008
Change in net assets
Employer contributions	$41,268
Employee contributions	49,312
Net (depreciation)	(133,507)
Interest and dividends	0
Benefits paid to participants	(479,983)
Interfund transfers	107,737
Administrative expenses	(3,948)

	$(419,121)

6.	Related-Party Transactions

During 2008 and 2007, the Plan had transactions with Handleman Company and Fidelity Investment Company. The amount invested in Handleman Company common stock at December 31, 2008 and December 31, 2007 represents 0 percent and 1 percent, respectively, of total investments. Participant loans also qualify as party-in-interest.

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.	Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“the Code”) and is, therefore, not subject to tax under present income tax laws by a letter dated November 18, 2004.

Although the Plan has been amended since receiving the determination letter, the Plan’s sponsor believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Risks and Uncertainties

The Plan’s invested assets consist of stocks, mutual funds, and other investment securities. These assets are exposed to various risks such as interest rate fluctuations, market conditions and credit risks. Due to the level of risk associated with certain investment securities, and the level of uncertainties related to changes in the value of securities, it is at least possible that changes in risks in the near term would materially affect participants’ account balances and the related statements of net assets available for benefit.

Supplemental Schedule

Handleman Company Salary Deferral Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
		Unitized Stock Fund
*	Handleman Company	Handleman Stock Fund	$150,182	$4,107

		Money Market Funds
*	Fidelity Management Trust Company	Retirement Money Market Portfolio	**	123,267

		Bond Funds
*	Pacific Investment Management Company	Total Return Fund-Administrative Class	**	226,127

		Balanced/Hybrid Funds
*	Fidelity Management Trust Company	Balanced Fund	**	137,756

		Domestic Equity Funds
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund	**	138,880
*	Neuberger Berman Management Inc.	Genesis Fund - Trust Class	**	125,146
*	Fidelity Management Trust Company	Contrafund	**	133,983
		Value Fund	**	26,257
		Low-Price Stock Fund	**	74,847
		Mid-Cap Stock Fund	**	12,022
		Equity-Income II Fund	**	12,183
		Independence Fund	**	17,568
		Small Cap Independence Fund	**	13,689

		International/Global Funds
*	Fidelity Management Trust Company	Diversified International Fund	**	140,243

		Freedom Funds
*	Fidelity Management Trust Company	Freedom 2010 Fund	**	17,470
		Freedom 2040 Fund	**	12,043
		Freedom 2020 Fund	**	8,416
		Freedom 2030 Fund	**	31,114
		Freedom 2025 Fund	**	4,310
		Freedom 2035 Fund	**	15,034
		Freedom 2015 Fund	**	1,371
		Freedom 2000 Fund	**	889
		Freedom 2045 Fund	**	2,898
		Freedom 2050 Fund	**	5,123
		Freedom 2005 Fund	**	595
		Freedom Income Fund	**	1,547

*	Participant	Loans (interest rates are 8.25%) and maturing in 2 to 5 years	**	6,183

				$1,293,068

*	These investments are with party-in-interest
**	Cost information may be omitted with respect to participant or beneficiary directed transactions under an individual account plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HANDLEMAN COMPANY SALARY DEFERRAL PLAN

By:	/s/ Rozanne Kokko
Rozanne Kokko
Senior Vice President and Chief Financial Officer
Handleman Company

Date: June 29, 2009